The information in this pricing supplement is not complete and may be changed.  We may not deliver these securities until a final pricing supplement is delivered.  This pricing supplement and the accompanying prospectus supplement and prospectus do not constitute an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Preliminary Pricing Supplement dated April 19, 2018

PROSPECTUS Dated November 16, 2017 PROSPECTUS SUPPLEMENT Dated November 16, 2017	Pricing Supplement No. 505 to Registration Statement No. 333-221595 Dated April , 2018 Rule 424(b)(2)

 GLOBAL MEDIUM-TERM NOTES, SERIES I

Fixed/Floating Rate Senior Notes Due 2024
Fixed/Floating Rate Senior Notes Due 2039
We, Morgan Stanley, are offering the notes described below on a global basis.  We may redeem some or all of the Global Medium-Term Notes, Series I, Fixed/Floating Rate Senior Notes Due 2024 (the “fixed/floating rate notes due 2024”) at any time on or after October            , 2018 and prior to April            , 2023 in accordance with the provisions described in the accompanying prospectus under the heading “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Optional Make-whole Redemption of Debt Securities,” as supplemented by the provisions below.  We also may redeem the fixed/floating rate notes due 2024, in whole but not in part, on April            , 2023, at a redemption price equal to 100% of the principal amount to be redeemed plus accrued and unpaid interest thereon to but excluding the redemption date, in accordance with the provisions described in the accompanying prospectus under the heading “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Notice of Redemption,” as supplemented by the provisions below under the heading “Optional Redemption.”  We may redeem some or all of the Global Medium‑Term Notes, Series I, Fixed/Floating Rate Senior Notes Due 2039 (the “fixed/floating rate notes due 2039” and, together with the fixed/floating rate notes due 2024, the “notes”) at any time on or after October            , 2018 and prior to April            , 2038 in accordance with the provisions described in the accompanying prospectus under the heading “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Optional Make-whole Redemption of Debt Securities,” as supplemented by the provisions below.  We also may redeem the fixed/floating rate notes due 2039, in whole but not in part, on April            , 2038, at a redemption price equal to 100% of the principal amount to be redeemed plus accrued and unpaid interest thereon to but excluding the redemption date, in accordance with the provisions described in the accompanying prospectus under the heading “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Notice of Redemption,” as supplemented by the provisions below under the heading “Optional Redemption.”
We will issue the notes only in registered form, which form is further described under “Description of Notes—Forms of Notes” in the accompanying prospectus supplement.
We describe the basic features of the notes in the section of the accompanying prospectus supplement called “Description of Notes.” In addition, we describe the basic features of each of the fixed/floating rate notes due 2024 and the fixed/floating rate notes due 2039 during the respective fixed rate period (as defined below) in the section of the accompanying prospectus called “Description of Debt Securities—Fixed Rate Debt Securities” and during the respective floating rate period (as defined below) in the section of the accompanying prospectus called “Description of Debt Securities—Floating Rate Debt Securities,” in each case subject to and as modified by the provisions described below.
With respect to each of the fixed/floating rate notes due 2024 and the fixed/floating rate notes due 2039, we describe how interest is calculated, accrued and paid during the respective fixed rate period, including where a scheduled interest payment date is not a business day (the following unadjusted business day convention), under “Description of Debt Securities—Fixed Rate Debt Securities” in the accompanying prospectus. With respect to each of the fixed/floating rate notes due 2024 and the fixed/floating rate notes due 2039, we describe how interest is calculated, accrued and paid during the respective floating rate period, including the adjustment of scheduled interest payment dates for business days (except at maturity), under “Description of Debt Securities—Floating Rate Debt Securities” in the accompanying prospectus.
Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement and prospectus, as applicable.

Investing in the notes involves risks. See “Risk Factors” on page PS-5.

The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement or prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.
MORGAN STANLEY

PRIIPs Regulation / Prospectus Directive / Prohibition of sales to EEA retail investors – The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (ii) a customer within the meaning of Directive 2002/92/EC (the Insurance Mediation Directive), as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Directive. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Fixed/Floating Rate Notes Due 2024

Principal Amount:	$
Maturity Date:	April , 2024
Settlement Date (Original Issue Date):	April , 2018 (T+3)
Interest Accrual Date:	April , 2018
Issue Price:	100.00%
Specified Currency:	U.S. dollars
Redemption Percentage at Maturity:	100%
Fixed Rate Period:	The period from and including the Settlement Date to but excluding April , 2023
Floating Rate Period:	The period from and including April , 2023 to but excluding the Maturity Date
Interest Rate:	During the Fixed Rate Period, % per annum (calculated on a 30/360 day count basis); during the Floating Rate Period, the Base Rate plus % (to be determined by the Calculation Agent on the second London banking day prior to each Interest Reset Date, calculated on an Actual/360 day count basis)
Base Rate:	LIBOR
Spread (Plus or Minus):	Plus %
Index Maturity:	Three months
Index Currency:	U.S. dollars
Interest Reset Period:	Quarterly
Interest Reset Dates:	Each Interest Payment Date commencing April , 2023, provided that the April , 2023 Interest Reset Date shall not be adjusted for a non-Business Day
Interest Determination Dates:	The second London banking day prior to each Interest Reset Date
Reporting Service:	Reuters (Page LIBOR01)
Calculation Agent:	The Bank of New York Mellon (as successor to JPMorgan Chase Bank, N.A. (formerly known as JPMorgan Chase Bank))
Interest Payment Periods:	During the Fixed Rate Period, semiannual; during the Floating Rate Period, quarterly
Interest Payment Dates:	With respect to the Fixed Rate Period, each April and October , commencing October , 2018 to and including April , 2023; with respect to the Floating Rate Period, each January , April , July and October , commencing July , 2023 to and including the Maturity Date
Business Day:	New York
Minimum Denominations:	$1,000 and integral multiples of $1,000 in excess thereof
CUSIP:
ISIN:
Prohibition of Sales to EEA Retail Investors:	Applicable
Other Provisions:	Optional make-whole redemption on or after October , 2018 and prior to April , 2023 as described in the accompanying prospectus under the heading “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Optional Make-whole Redemption of Debt Securities,” provided that, for purposes of the fixed/floating rate notes due 2024, (A) the make-whole redemption price shall be equal to the greater of: (i) 100% of the principal amount of such notes to be redeemed and (ii) the sum of (a) the present value of the payment of principal on such notes to be redeemed and (b) the present values of the scheduled payments of interest on such notes to be redeemed that would have been payable from the date of redemption to April , 2023 (not including any portion of such payments of interest accrued to the date of redemption), each discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus basis points, as calculated by the premium calculation agent; plus, in either case, accrued and unpaid interest on the principal amount being redeemed to the redemption date and (B) “comparable treasury issue” means the U.S. Treasury security selected by the premium calculation agent as having a maturity comparable to the remaining term of the notes to be redeemed as if the notes matured on April , 2023 (“remaining life”) that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining life.

See also “Optional Redemption” and “Supplemental Information Concerning Description of Debt Securities—Base Rates—LIBOR Debt Securities” below.

Fixed/Floating Rate Notes Due 2039

Principal Amount:	$
Maturity Date:	April , 2039
Settlement Date (Original Issue Date):	April , 2018 (T+3)
Interest Accrual Date:	April , 2018
Issue Price:	100.00%
Specified Currency:	U.S. dollars
Redemption Percentage at Maturity:	100%
Fixed Rate Period:	The period from and including the Settlement Date to but excluding April , 2038
Floating Rate Period:	The period from and including April , 2038 to but excluding the Maturity Date
Interest Rate:	During the Fixed Rate Period, % per annum (calculated on a 30/360 day count basis); during the Floating Rate Period, the Base Rate plus % (to be determined by the Calculation Agent on the second London banking day prior to each Interest Reset Date, calculated on an Actual/360 day count basis)
Base Rate:	LIBOR
Spread (Plus or Minus):	Plus %
Index Maturity:	Three months
Index Currency:	U.S. dollars
Interest Reset Period:	Quarterly
Interest Reset Dates:	Each Interest Payment Date commencing April , 2038, provided that the April , 2038 Interest Reset Date shall not be adjusted for a non-Business Day
Interest Determination Dates:	The second London banking day prior to each Interest Reset Date
Reporting Service:	Reuters (Page LIBOR01)
Calculation Agent:	The Bank of New York Mellon (as successor to JPMorgan Chase Bank, N.A. (formerly known as JPMorgan Chase Bank))
Interest Payment Periods:	During the Fixed Rate Period, semiannual; during the Floating Rate Period, quarterly
Interest Payment Dates:	With respect to the Fixed Rate Period, each April and October , commencing October , 2018 to and including April , 2038; with respect to the Floating Rate Period, each January , April , July and October , commencing July , 2038 to and including the Maturity Date
Business Day:	New York
Minimum Denominations:	$1,000 and integral multiples of $1,000 in excess thereof
CUSIP:
ISIN:
Prohibition of Sales to EEA Retail Investors:	Applicable
Other Provisions:	Optional make-whole redemption on or after October , 2018 and prior to April , 2038 as described in the accompanying prospectus under the heading “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Optional Make-whole Redemption of Debt Securities,” provided that, for purposes of the fixed/floating rate notes due 2039, (A) the make-whole redemption price shall be equal to the greater of: (i) 100% of the principal amount of such notes to be redeemed and (ii) the sum of (a) the present value of the payment of principal on such notes to be redeemed and (b) the present values of the scheduled payments of interest on such notes to be redeemed that would have been payable from the date of redemption to April , 2038 (not including any portion of such payments of interest accrued to the date of redemption), each discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus basis points, as calculated by the premium calculation agent; plus, in either case, accrued and unpaid interest on the principal amount being redeemed to the redemption date and (B) “comparable treasury issue” means the U.S. Treasury security selected by the premium calculation agent as having a maturity comparable to the remaining term of the notes to be redeemed as if the notes matured on April , 2038 (“remaining life”) that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining life.

See also “Optional Redemption” and “Supplemental Information Concerning Description of Debt Securities—Base Rates—LIBOR Debt Securities” below.

Risk Factors
For a discussion of the risk factors affecting Morgan Stanley and its business, including market risk, credit risk, operational risk, liquidity risk, legal, regulatory and compliance risk, risk management, competitive environment, international risk and acquisition, divestiture and joint venture risk, among others, see “Risk Factors” in Part I, Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and our current and periodic reports filed pursuant to the Securities Exchange Act of 1934, as amended (file number 001-11758) that are incorporated by reference into this pricing supplement and the accompanying prospectus supplement and prospectus.
This section describes certain selected risk factors relating to the notes.  Please see “Risk Factors” in the accompanying prospectus for a complete list of risk factors relating to the notes.
The notes have early redemption risk. We retain the option to redeem the fixed/floating rate notes due 2024, in whole but not in part, on April             , 2023, and the fixed/floating rate notes due 2039, in whole but not in part, on April             , 2038, in each case on at least 10 but not more than 60 days’ prior notice.  It is more likely that we will redeem the fixed/floating rate notes due 2024 or the fixed/floating rate notes due 2039 prior to the respective stated maturity date to the extent that the interest payable on such notes is greater than the interest that would be payable on other instruments of ours of a comparable maturity, of comparable terms and of a comparable credit rating trading in the market.  If the notes are redeemed prior to their respective stated maturity dates, you may have to re-invest the proceeds in a lower interest rate environment.
Optional Redemption
In addition to the optional make-whole redemption discussed above under “—Other Provisions” with respect to the fixed/floating rate notes due 2024, we may, at our option, redeem the fixed/floating rate notes due 2024, in whole but not in part, on April             , 2023, on at least 10 but not more than 60 days’ prior notice, at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest on the fixed/floating rate notes due 2024 to but excluding the redemption date.
In addition to the optional make-whole redemption discussed above under “—Other Provisions” with respect to the fixed/floating rate notes due 2039, we may, at our option, redeem the fixed/floating rate notes due 2039, in whole but not in part, on April             , 2038, on at least 10 but not more than 60 days’ prior notice, at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest on the fixed/floating rate notes due 2039 to but excluding the redemption date.
On or before the respective redemption date, we will deposit with the trustee money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed on that date.  If such money is so deposited, on and after the redemption date interest will cease to accrue on the notes (unless we default in the payment of the redemption price and accrued interest) and such notes will cease to be outstanding.
For information regarding notices of redemption, see “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Notice of Redemption” in the accompanying prospectus.
The notes do not contain any provisions affording the holders the right to require us to purchase the notes after the occurrence of any change in control event affecting us.
Supplemental Information Concerning Description of Debt Securities—Base Rates—LIBOR Debt Securities
Notwithstanding the terms set forth elsewhere in this pricing supplement and the provisions set forth in the accompanying prospectus under “Description of Debt Securities—Base Rates—LIBOR Debt Securities,” if LIBOR has been permanently discontinued, the Calculation Agent will use, as a substitute for LIBOR and for each future Interest Determination Date, the alternative reference rate selected by the central bank, reserve bank, monetary authority or any similar institution (including any committee or working group thereof) in the jurisdiction of the applicable index currency that is consistent with accepted market practice (the “Alternative Rate”).  As part of such substitution, the Calculation Agent will, after consultation with us, make such adjustments to the Alternative Rate or the spread thereon, as well as the business day convention, Interest Determination Dates and related provisions and definitions, in each case that are consistent with accepted market practice for the use of such Alternative Rate for debt obligations such as such notes.
For information regarding LIBOR, see “Description of Debt Securities—Base Rates—LIBOR Debt Securities” in the accompanying prospectus.

United States Federal Taxation
Tax Considerations for the Fixed/Floating Rate Notes Due 2024
In the opinion of our counsel, Davis Polk & Wardwell LLP, the fixed/floating rate notes due 2024 should be treated as “variable rate debt instruments” for U.S. federal tax purposes. The fixed/floating rate notes due 2024 will be treated as providing for a single fixed rate followed by a single qualified floating rate (“QFR”), as described in the sections of the accompanying prospectus supplement called “United States Federal Taxation―Tax Consequences to U.S. Holders― Floating Rate Notes―General” and “―Floating Rate Notes that Provide for Multiple Rates.” Under applicable Treasury Regulations, in order to determine the amount of qualified stated interest (“QSI”) and original issue discount (“OID”) in respect of the fixed/floating rate notes due 2024, an equivalent fixed rate debt instrument must be constructed for the entire term of the fixed/floating rate notes due 2024. The equivalent fixed rate debt instrument is constructed in the following manner: (i) first, the initial fixed rate is converted to a QFR that would preserve the fair market value of the fixed/floating rate notes due 2024, and (ii) second, each QFR (including the QFR determined under (i) above) is converted to a fixed rate substitute (which will generally be the value of that QFR as of the issue date of the fixed/floating rate notes due 2024). Under Treasury Regulations applicable to certain options arising under the terms of a debt instrument, in determining the amount of QSI and OID, we will be deemed to exercise our optional redemption right if doing so would reduce the yield on the equivalent fixed rate debt instrument. Accordingly, if, as of the issue date, redeeming the fixed/floating rate notes due 2024 on April             , 2023 would reduce the yield of the equivalent fixed rate debt instrument, the fixed/floating rate notes due 2024 will be treated as fixed rate debt instruments with a term of 5 years (the “5-year instrument”). Under those circumstances, if the fixed/floating rate notes due 2024 are not actually redeemed by us on April             , 2023, solely for purposes of the OID rules, they will be deemed retired for their principal amount and reissued, and will thereafter be treated as floating rate debt instruments with a term of one year (the “1-year instrument”). The 5-year instrument would be treated as issued without OID, and all payments of interest thereon would be treated as QSI. Interest on the 1- year instrument should generally be taken into account when received or accrued, according to your method of tax accounting, but it is possible that the 1-year instrument could be subject to the rules described under “United States Federal Taxation―Tax Consequences to U.S. Holders―Short-Term Notes” in the accompanying prospectus supplement.
If, as of the issue date, redeeming the fixed/floating rate notes due 2024 on April             , 2023 would not reduce the yield on the equivalent fixed rate debt instrument, the rules under “United States Federal Taxation―Tax Consequences to U.S. Holders― Discount Notes―General” must be applied to the equivalent fixed rate debt instrument to determine the amounts of QSI and OID on the fixed/floating rate notes due 2024. Under those circumstances, the fixed/floating rate notes due 2024 may be issued with OID.
A U.S. holder is required to include any QSI in income in accordance with the U.S. holder’s regular method of accounting for U.S. federal income tax purposes. U.S. holders will be required to include any OID in income for U.S. federal income tax purposes as it accrues, in accordance with a constant yield method based on a compounding of interest. QSI allocable to an accrual period must be increased (or decreased) by the amount, if any, which the interest actually accrued or paid during an accrual period (including the fixed rate payments made during the initial period) exceeds (or is less than) the interest assumed to be accrued or paid during the accrual period under the equivalent fixed rate debt instrument.
Tax Considerations for the Fixed/Floating Rate Notes Due 2039
In the opinion of our counsel, Davis Polk & Wardwell LLP, the fixed/floating rate notes due 2039 should be treated as “variable rate debt instruments” for U.S. federal tax purposes. The fixed/floating rate notes due 2039 will be treated as providing for a single fixed rate followed by a single QFR, as described in the sections of the accompanying prospectus supplement called “United States Federal Taxation―Tax Consequences to U.S. Holders― Floating Rate Notes―General” and “―Floating Rate Notes that Provide for Multiple Rates.” Under applicable Treasury Regulations, in order to determine the amount of  QSI and OID in respect of the fixed/floating rate notes due 2039, an equivalent fixed rate debt instrument must be constructed for the entire term of the fixed/floating rate notes due 2039. The equivalent fixed rate debt instrument is constructed in the following manner: (i) first, the initial fixed rate is converted to a QFR that would preserve the fair market value of the fixed/floating rate notes due 2039, and (ii) second, each QFR (including the QFR determined under (i) above) is converted to a fixed rate substitute (which will generally be the value of that QFR as of the issue date of the fixed/floating rate notes due 2039). Under Treasury Regulations applicable to certain options arising under the terms of a debt instrument, in determining the amount of QSI and OID, we will be deemed to exercise our optional redemption right if doing so would reduce the yield on the equivalent fixed rate debt instrument. Accordingly, if, as of the issue date, redeeming the fixed/floating rate notes due 2039 on April             , 2038 would reduce the yield of the equivalent fixed rate debt instrument, the fixed/floating rate notes due 2039 will be treated as fixed rate debt instruments with a term of 20 years (the “20-year instrument”). Under those circumstances, if the fixed/floating rate notes due 2039 are not actually redeemed by us on April             , 2038, solely for purposes of the OID rules, they will be deemed retired for their principal amount and reissued, and will thereafter be treated as floating rate debt instruments with a term of one year (the “1-year instrument”). The 20-year instrument would be treated as issued without OID, and all payments of interest thereon would be treated as QSI. Interest on the 1- year instrument should generally be taken into account when received or accrued, according to your method of tax accounting, but it is possible that the 1-year instrument could be subject to the rules described under “United States Federal Taxation―Tax Consequences to U.S. Holders―Short-Term Notes” in the accompanying prospectus supplement.
If, as of the issue date, redeeming the fixed/floating rate notes due 2039 on April             , 2038 would not reduce the yield on the equivalent fixed rate debt instrument, the rules under “United States Federal Taxation―Tax Consequences to U.S. Holders― Discount Notes―General” must be applied to the equivalent fixed rate debt instrument to determine the amounts of QSI and OID on the fixed/floating rate notes due 2039. Under those circumstances, the fixed/floating rate notes due 2039 may be issued with OID.
A U.S. holder is required to include any QSI in income in accordance with the U.S. holder’s regular method of accounting for U.S. federal income tax purposes. U.S. holders will be required to include any OID in income for U.S. federal income tax purposes as it accrues, in accordance with a constant yield method based on a compounding of interest. QSI allocable to an accrual period must be increased (or decreased) by the amount, if any, which the interest actually accrued or paid during an accrual period (including the fixed rate payments made during the initial period) exceeds (or is less than) the interest assumed to be accrued or paid during the accrual period under the equivalent fixed rate debt instrument.
Both U.S. and non-U.S. holders of the notes should read the section of the accompanying prospectus supplement entitled “United States Federal Taxation.”
You should consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Moreover, neither this document nor the accompanying prospectus supplement address the consequences to taxpayers subject to special accounting rules under Section 451(b) of the Internal Revenue Code of 1986, as amended.
The discussion in the preceding paragraphs under “Tax Considerations,” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying prospectus supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the notes.
Supplemental Information Concerning Plan of Distribution; Conflicts of Interest
On April             , 2018, we agreed to sell to the managers listed below, and they severally agreed to purchase, the principal amounts of notes set forth opposite their respective names below at a net price of              %, plus accrued interest, if any, for the fixed/floating rate notes due 2024, and at a net price of              %, plus accrued interest, if any, for the fixed/floating rate notes due 2039, each of which we refer to as the “purchase price” for the respective notes.  The purchase price for the fixed/floating rate notes due 2024 equals the stated issue price of              %, plus accrued interest, if any, less a combined management and underwriting commission of              % of the principal amount of the fixed/floating rate notes due 2024, and the purchase price for the fixed/floating rate notes due 2039 equals the stated issue price of              %, plus accrued interest, if any, less a combined management and underwriting commission of              % of the principal amount of the fixed/floating rate notes due 2039.
Name	Principal Amount of Fixed/Floating Rate Notes Due 2024	Principal Amount of Fixed/Floating Rate Notes Due 2039
Morgan Stanley & Co. LLC	$	$
Total	$	$

Morgan Stanley & Co. LLC is our wholly-owned subsidiary. This offering will be conducted in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  In accordance with Rule 5121 of FINRA, Morgan Stanley & Co. LLC may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.